EXHIBIT TO ITEM 77D

Touchstone Institutional Funds Trust
Policies with Respect to Security Investments for Touchstone
Sands Capital Institutional Growth Fund


The Board of Trustees of the Touchtone Institutional Funds Trust (the "Trust") approved changes in the investment policy of the Touchstone Sands Capital Institutional Growth Fund (the "Fund"), a series of the Trust, as summarized below and as set forth in Post-Effective Amendment No. 22 to the Registration Statement as filed with the SEC via EDGAR on April 28, 2016 (Accession No. 0001174490-16-000006) and incorporated by reference herein.


Change to Investment Policy

Current Strategy

The Fund emphasizes investments in large capitalization growth companies. The weighted-average market capitalization of these companies is generally in excess of $25 billion, and the Fund generally does not invest in companies that have a market capitalization of less than $2 billion. The
Fund will typically own between 25 and 35 companies.

Previous Strategy

The Fund emphasizes investments in large capitalization growth companies. For purposes of this Fund, large capitalization companies are defined as companies with a market capitalization found within the Russell 1000(r) Index at the time of purchase. The market capitalization range and composition of the Russell 1000(r) Index are subject to change.